AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into between Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (“Parent”), and Francis David Corporation, an Ohio corporation (“Seller”), effective as of August 9, 2012.

RECITALS

WHEREAS, Parent and Seller are parties to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated July 6, 2012, by and among Parent, Enzo Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, Seller, the stockholders of Seller and James Weiland, as representative of the stockholders of Seller.

WHEREAS, in accordance with Section 10.15, the parties wish to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants and conditions set forth herein, the parties, intending to be legally bound, hereby agree as follows:

1. Amendments.

i. Sections 2.8(b) and (c) of the Merger Agreement are hereby amended by deleting such sections in their entirety and substituting therefor the following:

(b)  If the Estimated Closing Net Working Capital is less than the Target Net Working Capital, the Cash Merger Consideration payable at the Closing shall be reduced by an amount equal to such deficiency. If the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, the Cash Merger Consideration payable at the Closing shall be increased by such excess. The adjustment made pursuant to the two immediately preceding sentences is referred to herein as the “Estimated Net Working Capital Adjustment.” The adjustment made to Cash Merger Consideration in this paragraph (b) and based on Estimated Closing Cash and Estimated Closing Indebtedness is referred to herein as the “Initial Adjustment” and shall be subject to subsequent adjustment as provided in paragraphs (c), (d) and (e) below.

(c) Within 45 days after the Closing Date, the Surviving Entity shall prepare or cause to be prepared, at its own expense, and deliver to the Representative together with all work papers and back-up materials relating thereto, a written statement setting forth (i) a balance sheet of the Seller Entities as of the close of business on the Closing Date, immediately prior to giving effect to the Closing, prepared in accordance with GAAP applied on a basis consistent with the Interim Balance Sheets, and (ii) the Surviving Entity’s final calculations of (x) the Estimated Closing Net Working Capital, (y) the Estimated Closing Cash and (z) the Estimated Closing Indebtedness (together with the balance sheet referred to in clause (i) above and the statement in clause (ii) above, the “Final Closing Statement”).

ii. Section 9.5(a) of the Merger Agreement is hereby amended by deleting such section in its entirety and substituting therefor the following:

Section 9.5  Limitations on Indemnification.

(a) Except with respect to breaches of (i) Indemnifiable Taxes, (ii) the Seller Fundamental Representations and (iii) the representations and warranties in Section 4.15 (Environmental Matters), Section 4.16 (Employee Benefit Matters), Section 4.17 (Taxes) and in Section 4.29 (Proxy Statement), the Stockholders shall not be required to indemnify or hold harmless the Parent Indemnified Parties for Losses under Section 9.2(a)(i) and Section 9.2(a)(v) until the aggregate amount of all such Losses with respect to which a Claim Notice was delivered in accordance with Section 9.3 exceeds $500,000 (the “Basket Amount”), in which event the Stockholders shall be obligated to indemnify the Parent Indemnified Parties solely for amounts in excess of the Basket Amount; provided, however, that the maximum amount of aggregate Losses for which the Parent Indemnified Parties will be entitled to recover pursuant to Section 9.2(a)(i) and Section 9.2(a)(v) is $10,000,000 (the “Cap”).

iii. Section 10.6 of the Merger Agreement is hereby amended by deleting such section in its entirety and substituting therefor the following:

Section 10.6 Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void; provided, however, that Parent and/or the Surviving Entity may assign any or all of their respective rights and interests hereunder to its lenders as collateral security or to any party that is acquiring Parent and/or Surviving Entity in a change of control transaction, whether by merger, stock sale or sale of all or substantially all the assets of Parent and/or Surviving Entity. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the Parent Indemnified Parties, the Seller Indemnified Parties, the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

2. Recitals, Definitions. The recitals are incorporated herein by reference. Any capitalized term not defined herein shall have the meaning ascribed to such term in the Merger Agreement.

3. Ratification. In all respects not inconsistent herewith, the parties hereto ratify, affirm, and republish the Merger Agreement.

4. Conflict with the Merger Agreement. Except as set forth herein, all other provisions of the Merger Agreement shall remain in full force and effect. To the extent any provision of this Amendment is inconsistent with the Merger Agreement, this Amendment will govern and control.

5. Binding Effect. Except as otherwise provided in this Amendment to the contrary, this Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

6. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, and intending to be legally bound, the undersigned have signed this Amendment as of the date first written above.

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

By:	/s/ Bipin C. Shah
Name: Title:	Bipin C. Shah Chief Executive Officer

FRANCIS DAVID CORPORATION

By:	/s/ Daniel J. Neistadt
Name:	Daniel J. Neistadt
Title:	President

[Signature Page to Amendment to Merger Agreement]